April 4, 2005


By facsimile to (303) 295-1563 and U.S. Mail


Mr. Michael J. Gordon
Chief Financial Officer and Vice President, Corporate
Administration
BlastGard International, Inc.
12900 Automobile Boulevard, Suite D
Clearwater, FL 33762

RE:	BlastGard International, Inc., formerly OPUS Resource Group,
Inc.
	Pre-effective Amendment 3 to Registration Statement on Form
SB-2
	Filed March 17, 2005
	File No. 333-121455
	Amendment 1 to Annual Report on Form 10-KSB and Subsequent
Exchange Act Reports
	File No. 333-47924

Dear Mr. Gordon:

	We reviewed the filings and have the comments below. Except for the financial statements and their notes, our page references below are to the courtesy copy of the SB-2/A3.

SB-2/A3

1. If applicable, comments on the SB-2 are comments on the 10-KSB and subsequent Exchange Act reports and vice versa.

2. We note the response to prior comment 5; however, you have not explained why 150% of the amount of shares currently issuable is your good faith estimate of the number of shares that will actually be issuable upon the notes` conversion. Explain why this is your good faith estimate. The fact that you have an agreement to register that number of shares does not address why this is your good faith estimate. We note that the notes` conversion price of $1.50 per share will only be adjusted upon a stock split, combination, or dividend which could be covered by Rule 416. It is unclear also why the calculation of interest at 8% per year would cause you to have to sell 50% more shares that you would issue upon conversion of the notes` principal amount.

3. We note the response to prior comment 6; however, the first paragraph on page 31 and the last paragraph on page II-4 continue to state that Andrew Garrett, Inc., the placement agent, received a warrant to purchase 4,870 shares at an exercise price of $3.00 per share. Revise. Further, disclosure in the first paragraph on page
49 that BlastGard issued warrants to acquire 82,834 and 4,970 shares
of its common stock to Andrew Garrett, Inc. is inconsistent with disclosures in the third paragraph on page F-12 that BlastGard issued warrants to acquire 77,000 and 4,620 shares of its common stock to the placement agent. Disclosure in the fifth paragraph on page F-12 that BlastGard granted a total of 696,955 warrants is inconsistent with disclosures in the table and the first paragraph on page 49 that
BlastGard granted a total of 703,139 warrants. Reconcile, and provide consistent disclosure throughout the prospectus and financial statements.

4. Refer to prior comment 10, and revise also the seventh paragraph on the prospectus` outside front cover page and the third paragraph on page 2 to remove references to information incorporated by reference in the prospectus.

Risk Factors, page 3

5. Based on disclosures in the first paragraph on page 33 and elsewhere, clarify in the fourth risk factor that BlastGard`s product performance is based only on R&D testing and that BlastGard`s product mix consists currently only of two completed and finished products.

Description of Business

	Company History, page 8

6. Refer to prior comment 25. In the last paragraph on page 8, identify the third party from whom BlastGard, Inc. held licenses, and clarify whether BlastGard Technologies, Inc. or BlastGard International has any continuing relationship with the licensor with whom BlastGard, Inc. had its license agreement, or any continuing dispute arising out of that license. Also, in the first paragraph on page 9, identify the three key principals of BlastGard, Inc. that formed BlastGard Technologies, Inc., and disclose the nature of any continuing relationship that they have to BlastGard International.

7. Clarify whether the reorganization in which BlastGard Technologies, Inc. was acquired was a reverse acquisition. In other words, did the former shareholders of BlastGard Technologies, Inc., including the three principals, have a controlling interest in BlastGard International after the reorganization and reverse stock split were complete? Clarify which company experienced the "change of control" that you refer to in the first paragraph on page 9.

8. Explain why BlastGard, Inc. owed you $45,000 when you forgave this debt in exchange for BlastGard Inc.`s intellectual property and goodwill.

9. Refer to prior comment 25. Disclosure in the last paragraph on page 8 and in the fifth paragraph on page 41 that BlastGard, Inc. could not perform under its agreement with OPUS Resources Group, Inc.
or OPUS because it did not retain its licensing agreement to use patents owned by a third party appears inconsistent with disclosure in the fifth paragraph on page F-10 that BlastGard, Inc. could not meet the funding requirements under the agreement. Further, it is unclear in the last paragraph on page 8 to what the phrase "Due to complications surrounding BlastGard, Inc.`s licensing agreement" is referring. Please revise.

10. Refer to prior comment 25. Disclosure in the second full paragraph on page 9 states that Messrs. John L. Waddell, Jr., and James F. Gordon assigned their BlastWrap patent application to BlastGard Technologies, Inc. in January 2004 in consideration of the reorganization agreement. Disclose the value assigned to the patent application received by BlastGard Technologies, Inc. as consideration for the reorganization agreement.

Key BlastWrap Benefits, page 12

11. Disclosure in the third paragraph that the performance of BlastWrap proprietary blast mitigation technology is "independent of scenario and environment" appears inconsistent with disclosure in the second paragraph on page 10 that blast mitigation reduction is accomplished through physical and chemical processes, "the proportion of each determined by the explosive material and circumstances of a particular blast." Reconcile the disclosures.

Existing Finished BlastWrap Products, page 13

12. Refer to prior comments 22 and 26. Based on disclosure in the last paragraph on page 16 that BlastGard has only two products that it considers to be completed and finished products, revise the caption or heading to reflect that fact. As drafted, the caption or heading can be read to imply that BlastGard has completed and finished products for all of the product lines.

13. Based on disclosure in the last paragraph on page 16 that BlastGard is manufacturing and marketing the First Responder and the
BlastGard mitigated trash receptacle as of March 1, 2005, expand the disclosure to describe in sufficient detail BlastGard`s manufacturing arrangements for the two products. You may wish to provide disclosure of the arrangements under "Manufacturing" on page 16.

Marketing Strategy, page 26

14. Refer to prior comments 22 and 24. It is unclear what the factual basis is for the second paragraph`s first sentence. If the information is not factually supportable, state that the information is BlastGard`s belief or remove the statement.

Executive Compensation, page 37

15. Disclosure in the second table under the column "Number of Options/Warrants" on page 37 that Mr. Kevin J. Sharpe was granted 500,000 options is inconsistent with disclosures in the tables on pages 38 and 39, the second full paragraph on page 40, and article IV(A) of exhibit 10.6. Please revise.

Employment Contracts and Termination of Employment and Change-in-
Control Arrangements, page 39

16. Refer to prior comment 74. Disclosure in the second full paragraph on page 40 that the agreement with Mr. Kevin J. Sharpe provides an annual salary of $100,000 per year is inconsistent with disclosure in article III(B) of exhibit 10.6 that Mr. Sharpe will receive a base salary of $125,000 for the first year. Please revise.

17. Expand the disclosure in the second full paragraph on page 40 to state that Mr. Kevin J. Sharpe is entitled under his employment agreement to a 1% net profit bonus each year based on BlastGard`s fiscal year December 31 financials.

Financial Statements of BlastGard International, Inc. for the year ended December 31, 2003

18. Explain to us how you determined that BlastGard, Inc. is not a predecessor of BlastGard Technologies, Inc., or provide their historical financial statements for periods before BlastGard Technologies, Inc.`s formation as required by Item 310 of Regulation
S-B. We note your disclosures that BlastGard, Inc. used a different technology; however, we also note that BlastGard, Inc. and BlastGard
Technologies, Inc. were in the same line of business, were under common control, and BlastGard Technologies, Inc. acquired all of BlastGard, Inc.`s intellectual property. Also provide us your analysis of the significance of the acquisition of BlastGard, Inc. under Item 310(c) of Regulation S-B.

19. We note that you removed the financial statements of OPUS from the SB-2. Provide us your analysis of the significance of this acquisition under Item 310(c) of Regulation S-B. Demonstrate to us that the financial statements of OPUS are not required as a significant acquisition, or revise the SB-2 to include OPUS` historical financial statements for the year ended December 31, 2003.

Report of Independent Auditors, page F-2

20. We note your response to prior comment 63 and have these questions:

* Tell us where the physical assets and accounting function of your consolidated company were located at December 31, 2004.

* If the physical assets and accounting function of BlastGard were primarily located in Colorado, tell us how you determined that your principal place of business is Clearwater, Florida.

* If the physical assets and accounting function of BlastGard were primarily located in Florida, tell us how your auditors were able to audit your December 31, 2004 financial statements without traveling to Florida.

Note 4.  Notes Payable, page F-11

21. We read that the convertible notes issued on December 2, 2004 were issued at a conversion price of $1.50 per share and may be converted at any time at the option of the noteholders. Provide us your analysis of whether this transaction contains a beneficial conversion feature, including consideration of the contingent conversion feature and the warrants granted to the noteholders. Refer to EITF 98-5 and EITF 00-27.

22. Disclose the effective interest rate of the convertible notes.

Note 5.  Shareholders` Equity

	Options Granted to Non-Employees, Accounted for under the Fair
Value Method, page F-14

23. We note your response to prior comment 60. Because the unvested options would be cancelled if the consulting agreement was cancelled, explain to us how you determined that February 17, 2004 is the measurement date for the unvested options. Refer to EITF 96-18.

	Options Granted to Employees, Accounted for under the Intrinsic
Value Method, page F-15

24. We note your response to prior comment 61. It remains unclear to us how you determined the amount of pro forma compensation expense for the year ended December 31, 2004 based on the scheduled vesting of employee options. Revise or advise.

Recent Sales of Unregistered Securities, page II-1

25. Under 15, state the number of warrants issued by BlastGard to Basic Investors, Inc. and the warrants` exercise price. We note the disclosure in the fourth paragraph on page 49.

Closing

	File an amendment to the SB-2 in response to the comments. To expedite our review, you may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If you think that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since BlastGard and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If BlastGard requests acceleration of the registration statement`s effectiveness, BlastGard should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve BlastGard from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* BlastGard may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that you provide us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Jennifer
K.
Thompson, Staff Accountant, at (202) 824-5259 or Anne M.
McConnell,
Senior Staff Accountant, at (202) 942-1795. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 942-1978 or me at (202) 942-1950.

Very truly yours,





Pamela A. Long

Assistant Director




cc:	Troy A. Young, Esq.
	Futro & Associates, P.C.
	Alamo Plaza
	1401 17th  Street, Suite 1150
	Denver, CO 80202



Mr. Michael J. Gordon
April 4, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE